12013637

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8 - 66284

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2011 (MM/DD/YY) AND ENDING December 31, 2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Westbury Group LLC**

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

49 Clinton Avenue
(No. and Street)

Westport	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter E. Spreadbury (203) 883-9000 x.102
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

J.H. COHN LLP
(Name - *if individual, state last, first, middle name*)

180 Glastonbury Boulevard	Glastonbury	CT	06033
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [ ] Certified Public Accountant
- [X] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC Mail Processing Section RECEIVED MAR 29 2012 Washington DC 310

OATH OR AFFIRMATION

I, Peter E. Spreadbury, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________, as of December 31 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

______________________________ 3/22/12

Signature

Managing Member

Title

3/22/12

Notary Public

KERRY PERROTTA JR
NOTARY PUBLIC
MY COMMISSION EXPIRES JAN. 31, 2016

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report. Bound separately.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WESTBURY GROUP LLC

REPORT ON FINANCIAL STATEMENTS
(With Supplementary Information)

YEAR ENDED DECEMBER 31, 2011

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

WESTBURY GROUP LLC

REPORT ON FINANCIAL STATEMENTS
(With Supplementary Information)

YEAR ENDED DECEMBER 31, 2011

WESTBURY GROUP LLC
INDEX
DECEMBER 31, 2011

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Tel | 888-542-6461
Fax | 888-542-3291
www.jhcohn.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Members
Westbury Group LLC

We have audited the accompanying statement of financial condition of Westbury Group LLC (the "Company") as of December 31, 2011, and the related statements of income, changes in members' equity and cash flows for the year then ended, that are filed pursuant to 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westbury Group LLC as of December 31, 2011, and its results of operations and cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as whole. The supplementary information contained in the schedule on page 9 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Glastonbury, Connecticut
March 27, 2012

J.H. Cohn LLP

WESTBURY GROUP LLC
STATEMENT OF FINANCIAL CONDITION
YEAR ENDED DECEMBER 31, 2011

Assets		
Cash and cash equivalents	$	89,175
Accounts receivable		14,939
Prepaid expenses		16,800
Property and equipment - net of accumulated depreciation of $27,508		669
Total Assets	$	121,583
Liabilities and Members' Equity		
Liabilities		
Accrued expenses and other liabilities	$	72,248
Commitments		
Members' Equity		49,335
Total Liabilities and Members' Equity	$	121,583

The accompanying notes are an integral part of these financial statements.

WESTBURY GROUP LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2011

Revenue	
Fee income	$ 1,904,425
Other income	48,698
Total Revenue	1,953,123
Expenses	
Finders' fees	1,689,991
Other expense	59,827
Research expenses	32,240
Bad debt	24,698
Regulatory and registration fees	18,252
Professional fees	16,568
Occupancy	6,311
Insurance	1,346
Depreciation expense	479
Total Expenses	1,849,712
Net income	$ 103,411

The accompanying notes are an integral part of these financial statements.

WESTBURY GROUP LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
YEAR ENDED DECEMBER 31, 2011

Balance at December 31, 2010	$	133,706
Net income		103,411
Contributions from members		34,650
Distributions to members		(222,432)
Balance at December 31, 2011	$	49,335

The accompanying notes are an integral part of these financial statements.

WESTBURY GROUP LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2011

Operating Activities:	
Net income	$ 103,411
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	479
Bad debt	24,698
Changes in operating assets and liabilities:	
Increase in accounts receivable	(5,761)
Increase in prepaid expenses	(200)
Increase in accrued expenses	48,855
Net Cash Provided by Operating Activities	171,482
Investing Activities:	
Purchases of fixed assets	(909)
Financing Activities:	
Contributions from members	34,650
Distributions to members	(222,432)
Net Cash Used in Financing Activities	(187,782)
Net Decrease in Cash and Cash Equivalents	(17,209)
Cash and Cash Equivalents, Beginning of Year	106,384
Cash and Cash Equivalents, End of Year	$ 89,175

The accompanying notes are an integral part of these financial statements.

NOTE 1 – Organization

Westbury Group LLC (the "Company") was incorporated under the laws of the state of Connecticut on November 13, 2003. The business purpose of the Company is to engage as broker/dealer in the private placement of securities. On June 18, 2004, the Company was approved as a member of the Financial Industry Regulatory Authority, Inc.

The Company, as broker-dealer, does not carry customer accounts and is exempt from Securities and Exchange Commission Rule 15c3-3 under paragraph k(2)(i).

NOTE 2 – Summary of Significant Accounting Policies

The following is summary of significant accounting policies followed by the Company:

Accounting Method

Assets, liabilities, income and expenses are recorded on the accrual basis of accounting.

Revenue Recognition

Revenue from investment banking services are recognized when earned. Non-refundable retainers are recognized as revenue in accordance with the terms of the investment banking agreements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable are recorded net of an allowance for doubtful accounts, if applicable. Management evaluates each receivable on case-by-case basis for collectability. As of December 31, 2011, no allowance was deemed necessary.

Property and Equipment

Property and equipment are recorded at cost and depreciation is computed principally on the straight-line method over one to five years.

Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued.

NOTE 3 – Property and Equipment

Property and equipment at December 31, 2011 are comprised of the following:

Furniture and fixtures	$ 14,254
Machinery and equipment	12,721
Software	1,202
	28,177
Less accumulated depreciation	27,508
	$ 669

NOTE 4 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule ("Rule 5c3-1"), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Company has net capital of $16,927, which is $11,927 in excess of the amount required. The Company's ratio of aggregate indebtedness to net capital was 4.3 to 1 at December 31, 2011.

NOTE 5 – Income Taxes

No provision for income taxes has been made to the statement of income as the Company is treated as a partnership for Federal income tax purposes. The Company's U.S. Federal and state income tax returns prior to fiscal year 2008 are closed and management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. The Company recognizes interest and penalties associated with tax matters as operating expenses and includes accrued interest and penalties with the related tax liability in the statement of financial condition.

NOTE 6 – Related Party Transactions

The Company paid $262,167 of guaranteed payments to partners which are included in "finders' fees" on the statement of income. Guaranteed payments to partners that are designated to represent reasonable compensation for services rendered are accounted for as partnership expenses rather than as an allocation of partnership net income. At December 31, 2011, $1,700 of guaranteed payments to partners is included in accrued expenses and other liabilities in the accompanying statement of financial condition.

NOTE 7 – Commitments

The Company leases office space under a verbal lease agreement with a related party. Rent is payable month-to-month. The Company may cancel the agreement at any time without any further obligations. For the year ended December 31, 2011, rent expense incurred was $6,311.

NOTE 8 – Concentrations

Approximately 82% of the Company's total revenue in 2011 was from one customer.

WESTBURY GROUP LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2011

Net Capital:		
Total members' equity	$	49,335
Deductions of non-allowable assets		32,408
Net Capital		16,927
Minimum net capital requirement		5,000
Excess net capital	$	11,927
Computation of basic net capital requirement:		
Aggregate indebtedness	$	72,248
6-2/3% of aggregate indebtedness	$	4,817
Statutory minimum net capital required	$	5,000
Minimum net capital requirement	$	5,000
Ratio: aggregate indebtedness to net capital		4.3 to 1
Reconciliation with the Company's computation included in Part IIA of Form X-17a-5 as of December 31, 2011:		
Net capital, as reported in the Company's Part IIA (Unaudited) Focus Report	$	8,552
Audit adjustments:		
Statement of income changes, net		8,375
Net capital per above	$	16,927
Non-allowable assets, as reported in the Company's Part IIA (Unaudited) Focus Report	$	29,608
Audit adjustments:		
Decrease in accounts receivable		(12,500)
Increase in prepaid expenses		15,300
Non-allowable assets per above	$	32,408
Aggregate indebtedness, as reported in the Company's Part IIA (Unaudited) Focus Report	$	80,623
Audit adjustments:		
Decrease in accrued expenses and other liabilities		(8,375)
Aggregate indebtedness per above	$	72,248

See report of independent public accountants.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

To the Members
Westbury Group LLC

In planning and performing our audit of the financial statements of Westbury Group LLC (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Glastonbury, Connecticut
March 27, 2012

J. H. Cohn LLP

J.H. COHN LLP
ACCOUNTANTS & CONSULTANTS

Tel | 888-542-6461
Fax | 888-542-3291
www.jhcohn.com

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Members
Westbury Group LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Westbury Group LLC (the "Company") for the year ended December 31, 2011, which were agreed to by the Company and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the audited Form X-17a-5 for the year ended December 31, 2011, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2011, noting a difference of $12,499 which was due to an adjustment recorded by the Company in connection with its 2011 audit;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount shown on line 2C ("less prior overpayment applied") on page 1 of Form SIPC-7 to the Form SIPC-7 on which it was originally computed noting there was no prior overpayment, and no prior overpayment was applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

J.H. Cohn LLP

Glastonbury, Connecticut
March 27, 2012

SIPC-7
(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended December 31, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

066284 FINRA DEC
WESTBURY GROUP LLC 5*5
49 CLINTON AVE
WESTPORT CT 06880-1216

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

ROBERT MAXWELL 860-678-7433

2. A. General Assessment (item 2e from page 2)	$ 4,904
B. Less payment made with SIPC-6 filed (exclude interest)	(4,448)
______ Date Paid	
C. Less prior overpayment applied	( )
D. Assessment balance due or (overpayment)	456
E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum	
F. Total assessment balance and interest due (or overpayment carried forward)	$ 456

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 456

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

WESTBURY GROUP LLC
(Name of Corporation, Partnership or other organization)

R. Maxwell
(Authorized Signature)

Dated the 26 day of January, 2012.

Managing Director & Chief Compliance Officer
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ____ Postmarked ____ Received ____ Reviewed

Calculations ____ Documentation ____ Forward Copy ____

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1, 2011
and ending 12/31, 2011

Eliminate cents

Item No.

Item	Amount
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,965,622
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	1,965,622
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	3,890
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	3,890
2d. SIPC Net Operating Revenues	$ 1,961,732
2e. General Assessment @ .0025	$ 4,904

(to page 1, line 2.A.)

J.H. COHN LLP

ACCOUNTANTS & CONSULTANTS

Independent Member of Nexia International

www.jhcohn.com